LifeCare Holdings, Inc.

5560 Tennyson Parkway

Plano, TX 75024

August 15, 2008

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re:	LifeCare Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 28, 2008
File No. 333-133319

Ladies and Gentlemen:

We are in receipt of the letter dated August 4, 2008 (“Supplemental Comment Letter”) from Larry Spirgel, Assistant Director, Division of Corporation Finance, Securities and Exchange Commission (“SEC”), addressed to Phillip B. Douglas, Chief Financial Officer of LifeCare Holdings, Inc. (the “Company”). On behalf of the Company, we hereby submit the following response to the comment included in the Supplemental Comment Letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, page 24

1.	We note your response to prior comment 1. We note that the individual hospital administrators report directly to corporate operation managers. We also note that you have leased and owned facilities. Please provide us with your analysis of EITF Topic D-101 with respect to your conclusion that you have one reporting unit.

EITF Topic No. D-101, “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142,” (“EITF Topic No. D-101”) provides additional items for a company to consider in their interpretation of the provisions of FASB Statement No. 142, particularly in the determination of whether a component of an operating segment is a reporting unit. The topics discussed in EITF Topic No. D-101 includes, among other things, the level of review by segment management and the evaluation of similar economic characteristics. We previously considered these topics in our evaluation of the allocation of goodwill.

While our hospital administrators do report directly to corporate operation managers, we prepare no divisional financial summaries or statements that present financial information aggregated along the administrator reporting lines. The organizational structure of utilizing corporate operation managers is primarily to facilitate the on-going day-to-day management oversight needed for our hospital operations. The allocation of our hospitals among various corporate operation managers will vary periodically depending upon the specific needs of a hospital, availability of corporate personnel and other factors. Additionally, other administrative support provided by our corporate office to our hospitals, including among other services, accounting and treasury, business office services, legal support and human resources is also not grouped for service reasons along any type of administrator reporting lines, hospital geographic location or other criteria. As we noted in our initial response letter dated July 24, 2008, our chief operating decision maker, who is our chief executive officer, primarily reviews financial information at the entity level and makes the determination if additional resources are necessary based upon the financial performance of our company as a whole. Accordingly, we do not believe that the organizational structure we employ of having our administrators report to the various corporate operation managers is indicative of the way we manage our operations.

In the context of similar economic characteristics, we noted in our July 24, 2008 response the following items in support of our position that our hospitals have similar economic characteristics.

•	Our hospitals are expected to have similar margins on a long-term basis,

•	have standardized staffing and delivery of care protocols,

•	have similar patient demographics, and

•	are subject to the same reimbursement system, as implemented by CMS, for the majority of our patients.

The “margin” by which we measure the performance of our hospitals internally is based upon a hospital’s earnings before interest, taxes, depreciation, amortization and rent (“EBITDAR”). We believe this measure is analogous to the term “gross margin” as used in paragraph 17 of Statement of Financial Accounting Standards 131, Disclosures about Segments of an Enterprise and Related Information, (“SFAS 131”). The core operations of our hospitals and expected financial results, as measured on an EBITDAR basis, are not impacted at all by whether or not the facilities are owned or leased. The lease versus buy decision for a hospital’s fiscal plant was primarily based upon our evaluation of the availability of capital. The EBITDAR calculation allows us to assess and compare the performance of our hospitals on the same basis, regardless of an individual hospital’s capital structure. In addition, we prepare no information comparing leased versus owned hospitals and believe that on a long-term basis both leased and owned hospitals will have similar economic characteristics as described in paragraph 17 of SFAS 131 and the additional discussion of this topic contained in EITF Topic No. D-101.

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In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s supplemental response, please do not hesitate to call me or Chris A. Walker, who currently serves as the Company’s Chief Financial Officer (469-241-2100).

Sincerely,

LIFECARE HOLDINGS, INC.

/s/ Phillip B. Douglas
President